

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 20, 2012

Via E-mail
Mr. Kenneth R. Allen
Chief Financial Officer
Texas Industries Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, TX 75247-6913

> **Re: Texas Industries Inc.**
> **Definitive Proxy Statement on Form 14A**
> **Filed August 24, 2012**
> **File No. 1-04887**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis

Equity Based Incentives, page 20

1.   We note disclosure that in determining the multiple in awarding stock options to each named executive officer, the compensation committee "considers criteria similar" to those considered in the determination of the named executive officer's salary. In future filings, please disclose the actual criteria used in determining the multiple used in awarding stock options to each named executive officer.

Annual Incentive Plan, page 25

2.   In future filings, please clearly disclose the actual achievement of the financial goals and the formula used to determine the actual payout of the annual incentive compensation to each named executive officer. Consider the extent to which an illustrative example would assist readers in understanding how an actual payout resulted from the achievement of the goals and how the calculation of each of the components resulted in the final payout.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sherry Haywood, Staff Attorney at (202) 551-3345, if you have questions regarding these comments and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief